SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated August 25, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒ Yes ☐

BARAN GROUP LTD.
Form 6-K

On August 25, 2003, Mr. Yom-Tov Samia, President and COO of the Baran Group Ltd., announced that he ends his term of office.

Baran Group Ltd, (hereinafter the “Company”)

1.	Mr. Yom-Tov Samia, the Company’s President and COO, announced today, 8.25.2003, to the Company’s Board of Directors that he ends his term of office within the Company, following coordination with the Company’s Chairman of the Board.

2.	The due date of Mr. Yom-Tov Samia end of assignment shall be at the end of the year of 2003, following three years of major contribution to the Company.

3.	Until the abovementioned due date, the re-organization process of the divisions and subsidiaries within the company, which has been initiated and led by Mr. Yom Tov Samia will be completed, as well as, the assimilation process of the Company’s penetration into initiative fields, such as water desalination, natural gas transportation and transportation infrastructure.

4.	It has been concluded, that until the abovementioned due date, Mr. Yom-Tov Samia will transfer his job to senior executive managers and to the Company’s Chairman of the Board.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Meir Dor —————————————— Meir Dor Chairman of the Board

Date: August 25, 2003